Codexis, Inc. 200 Penobscot Drive Redwood City, CA 94063
Tel: 650.421.8100 Fax: 650.421.8102 www.codexis.com

December 19, 2012

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-362

Attention: Tracey McKoy

Re:	Codexis, Inc.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Filed November 7, 2012

File No. 001-34705

Dear Ms. McKoy:

On behalf of Codexis, Inc. (the “Company”), this letter is being submitted in reference to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) to John Nicols, President and Chief Executive Officer of the Company, dated December 14, 2012 (the “Comment Letter”), with respect to the Company’s above-referenced filing.

The Company is working expeditiously to respond to the Staff’s comments while also completing its year-end accounting closing. As Zachary Hale of Latham & Watkins LLP, the Company’s outside counsel, discussed with you by telephone, this letter is to confirm the Staff’s agreement to extend the period of time for the Company to respond to the Comment Letter until January 14, 2013, in order to allow the Company adequate internal and external review of the comments given the Company’s staffing constraints during the holidays. We greatly appreciate the Staff’s agreement to this extension.

Please do not hesitate to contact me at (650) 421-8160 if you have any questions.

Very truly yours,

/s/ Douglas Sheehy

Douglas Sheehy
Senior Vice President and
General Counsel